Associated Banc-Corp

433 Main Street

Green Bay, Wisconsin 54301

(920) 491-7500

September 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 4720

Attention:  David Gessert

Re:                                   Associated Banc-Corp

Registration Statement on Form S-4

File No. 333-220067

Request for Acceleration

Dear Mr. Gessert:

Reference is made to the Registration Statement on Form S-4 (File No. 333-220067) filed by Associated Banc-Corp (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on August 21, 2017, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 12:00 p.m. New York City time on September 15, 2017, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com.

Very truly yours,

ASSOCIATED BANC-CORP

By:	/s/ Randall J. Erickson
Name:	Randall J. Erickson
Title:	Executive Vice President, General Counsel, Corporate Secretary & Chief Risk Officer

cc:                                Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

Michael W. Dosland, Bank Mutual Corporation

Kenneth V. Hallett, Quarles & Brady LLP